Exhibit (a)(38)

           HOREJSI TRUST INCREASES PER SHARE OFFER PRICE FOR SHARES OF
             PCA COMMON STOCK AND EXTENDS DEADLINE TO MARCH 27, 2007

BOULDER, CO., March 8, 2007 - The Mildred B. Horejsi Trust ("The Mildred Trust") announced today that it is extending its offer to purchase all outstanding shares of Putnam California Investment Grade Municipal Trust (AMEX: PCA) until 5:30 p.m. New York City time, March 27, 2007. The Mildred Trust also increased its offer price for all of the fund's outstanding shares of common stock to $15.00 per share. Putnam California Investment Grade Municipal Trust is a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA."

The Mildred Trust is extending its offer to March 27, 2007 and increasing its price to $15.00 per share. PCA shareholders are faced with two choices:

     1. Tender shares and receive 100% of the most recently published NAV immediately after the offer expires. OR,

     2.   Keep their shares and take the following risks:

          A. The market risk of PCA's market price and the prices of PCA's underlying portfolio holdings for approximately the next 90 days.

          B. Take the additional risk of what will happen to the price if the proposed merger of PCA shares into an open-end fund does not gain shareholder approval and the probability of it failing knowing The Mildred Trust will vote its shares against open-ending and the merger proposal. There have already been 20% of the outstanding shares tendered.

          C. Take the additional risk of what will happen to the price of PCA's shares if The Mildred Trust receives enough shares to elect new Trustees, terminate the existing investment manager, and change the investment objective and strategy of PCA as outlined in the tender offer documents.

The Mildred Trust's offer is not conditioned upon any minimum number of shares being tendered.

Mr. Stewart Horejsi, spokesperson, stated that "Our offer of $15.00 is higher than any closing price for PCA shares since September 2001, is 100% of NAV, and reflects a 1.56% premium over the most recently published closing market price per share. This may be your last opportunity to sell your shares at or near NAV without incurring the risks mentioned above."

Mr. Horejsi added: "Currently 20% of the shareholders of PCA have tendered their shares pursuant to our offer. It will take 50% of the outstanding shares voting in favor of the merger for the merger to be approved."

Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal.
Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust

The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The Trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller or
Joel Terwilliger
(303) 442-2156